Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus, dated May 1, 2020

Supplementing the Preliminary Prospectus Supplement, dated May 1, 2020

Registration No. 333-226644

D.R. Horton, Inc.

$500,000,000 2.600% Senior Notes due 2025

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer	D.R. Horton, Inc.

Title of Securities	2.600% Senior Notes due 2025

Expected Ratings*	Moody’s: S&P: Fitch:	Baa2 (stable) BBB (stable) BBB (stable)

Aggregate Principal Amount	$500,000,000

Maturity Date	October 15, 2025

Coupon	2.600%

Public Offering Price	99.885% of the principal amount

Benchmark Treasury	0.500% due March 31, 2025

Benchmark Treasury Price / Yield	100-193⁄4 / 0.373%

Spread to Benchmark Treasury	T+225 basis points

Yield to Maturity	2.623%

Interest Payment Dates	April 15 and October 15 of each year, beginning on October 15, 2020

Record Dates	April 1 and October 1 of each year

Optional Redemption	Make-whole call at T+37.5 basis points prior to September 15, 2025; 100% of principal amount on or after September 15, 2025, in either case, plus accrued and unpaid interest on the principal amount of the notes being redeemed.

Change of Control Triggering Event	101% of principal plus accrued and unpaid interest

Underwriting Discount	0.600%

Trade Date	May 1, 2020

Settlement Date	May 5, 2020 (T+2)

CUSIP/ISIN Numbers	CUSIP: 23331A BN8 ISIN: US23331ABN81

Denominations/Multiple	$2,000 / $1,000

Joint Book-Running Managers	J.P. Morgan Securities LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers

BofA Securities, Inc.

PNC Capital Markets LLC

Suntrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

BNP Paribas Securities Corp.

Citizens Capital Markets, Inc.

Comerica Securities, Inc.

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

WoodRock Securities, L.P.

Additional Disclosure under “Underwriting –Other Relationships”	One of the underwriters, Suntrust Robinson Humphrey, Inc., is an affiliate of the trustee for the notes, Branch Banking and Trust Company.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents D.R. Horton, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling any of the representatives of the underwriters:

J.P. Morgan Securities LLC	212-834-4533 (collect)
Mizuho Securities USA LLC	866-271-7403 (toll free)
U.S. Bancorp Investments, Inc.	877-558-2607 (toll free)

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